UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): July 1, 2021

LANDA APP LLC

(Exact name of issuer as specified in its charter)

Delaware	85-1099443
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 W. 18th Street

New York, NY 10011

(Full mailing address of principal executive offices )

646-905-0931

(Issuer’s telephone number, including area code)

Landa Series 115 Sardis Street membership interests; Landa Series 1394 Oakview Circle membership interests; Landa Series 1701 Summerwoods Lane membership interests; Landa Series 1741 Park Lane membership interests; Landa Series 209 Timber Wolf Trail membership interests; Landa Series 2505 Oak Circle membership interests; Landa Series 271 Timber Wolf Trail membership interests; Landa Series 29 Holly Grove Road membership interests.

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

Refinance Note

Each of the following series of Landa App LLC (each a “Series,” and collectively the “Series”) issued a non-convertible promissory note to its manager, Landa Holdings, Inc. (the “Manager”) on the terms set forth in the table below (each a “Refinance Note” and collectively, the “Refinance Notes”) and the amounts outstanding under the Series’ existing promissory notes issued to the Manager were reduced by the respective principal amounts of the Refinance Notes. Each Refinance Note is an unsecured obligation of the applicable Series.

Series	Principal Amount of Note	Annual Interest Rate	Issuance Date	Maturity Date
Landa Series 115 Sardis Street	$64,789	4.50%	July 1, 2021	July 1, 2026
Landa Series 1394 Oakview Circle	$44,015	4.50%	July 1, 2021	July 1, 2026
Landa Series 1701 Summerwoods Lane	$52,703	4.50%	July 1, 2021	July 1, 2026
Landa Series 1741 Park Lane	$64,359	4.50%	July 1, 2021	July 1, 2026
Landa Series 209 Timber Wolf Trail	$66,476	4.50%	July 1, 2021	July 1, 2026
Landa Series 2505 Oak Circle	$54,728	4.50%	July 1, 2021	July 1, 2026
Landa Series 271 Timber Wolf Trail	$68,227	4.50%	July 1, 2021	July 1, 2026
Landa Series 29 Holly Grove Road	$55,718	4.50%	July 1, 2021	July 1, 2026

The foregoing is a summary of the terms of the Refinance Notes and does not purport to be a complete description of such terms. This summary is qualified in its entirety by reference to the Refinance Notes, copies of which are filed as Exhibits 6.1, 6.2, 6.3, 6.4, 6.5, 6.6, 6.7, and 6.8 to this report.

Item 9. Other Events

Distribution Declaration

On July 1, 2021, the Manager, on behalf of Landa Series 1394 Oakview Circle (“Series 1394 Oakview Circle”), declared a cash distribution (the “Distribution Amount”) for Series 1394 Oakview Circle for the period between July 1, 2021 to July 31, 2021 in the amount set forth in the table below. The Distribution Amount is scheduled to be paid to the holders of membership interests in Series 1394 Oakview Circle (“Shares”) on or before August 15, 2021.

The Distribution Amount was calculated based on unaudited results of operations and cash flows of Series 1394 Oakview Circle for the prior month, including actual net income (which does not necessarily equal net income as calculated in accordance with U.S. generally accepted accounting principles), adjusted for the expected economics of the Refinance Note and an anticipated monthly reserve, and with each Share having a 1/10,000th interest in the Distribution Amount, as set forth in the table below.

Landa Series 1394 Oakview Circle

	June 1 to June 30, 2021 Actual (Unaudited)	Pro Forma Adjustments	June 1 to June 30, 2021 Pro Forma
Gross Monthly Rent	$775.00	$0.00	$775.00
Property Tax	$(100.95)	$0.00	$(100.95)
Insurance	$(33.41)	$0.00	$(33.41)
Management Fee(1)	$(62.00)	$0.00	$(62.00)
Mortgage & Debt (2)	0.00	$(165.06)	$(165.06)
Repairs and Maintenance	0.00	$0.00	$0.00
Depreciation	$(183.27)	$0.00	$(183.27)
Total Expenses	$(379.63)	$(165.06)	$(544.69)
Net Income	$395.37	$(165.06)	$230.31
Add: Non-Cash Expenses	$183.27	$0.00	$183.27
Cash Available for Distribution before Reserve	$578.64	$(165.06)	$413.58
Less: Monthly Reserve (3)	$0.00	$(54.25)	$(54.25)
Cash Available for Distribution	$578.64	$(219.31)	$359.33
Distribution Amount per Share			$0.03593

(1)	The monthly management fee payable by Series 1394 Oakview Circle is 8% of its gross monthly rent.
(2)	Represents a pro forma adjustment for the monthly interest expense owed by Series 1394 Oakview Circle under its Refinance Note issued on July 1, 2021.
(3)	Represents a pro forma adjustment for an anticipated monthly reserve of 7% of Series 1394 Oakview Circle’s gross monthly rent.

EXHIBITS

The following exhibits are filed herewith:

Exhibit No.	Description
6.1	Promissory Note, dated July 1, 2021, by and between Landa Holdings, Inc. and Landa Series 115 Sardis Street (Refinance Note)
6.2	Promissory Note, dated July 1, 2021, by and between Landa Holdings, Inc. and Landa Series 1394 Oakview Circle (Refinance Note)
6.3	Promissory Note, dated July 1, 2021, by and between Landa Holdings, Inc. and Landa Series 1701 Summerwoods Lane (Refinance Note)
6.4	Promissory Note, dated July 1, 2021, by and between Landa Holdings, Inc. and Landa Series 1741 Park Lane (Refinance Note)
6.5	Promissory Note, dated July 1, 2021, by and between Landa Holdings, Inc. and Landa Series 209 Timber Wolf Trail (Refinance Note)
6.6	Promissory Note, dated July 1, 2021, by and between Landa Holdings, Inc. and Landa Series 2505 Oak Circle (Refinance Note)
6.7	Promissory Note, dated July 1, 2021, by and between Landa Holdings, Inc. and Landa Series 271 Timber Wolf Trail (Refinance Note)
6.8	Promissory Note, dated July 1, 2021, by and between Landa Holdings, Inc. and Landa Series 29 Holly Grove Road (Refinance Note)

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 8, 2021	LANDA APP LLC

	By:	Landa Holdings, Inc.,
its Manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President

4